EXHIBIT 99.1

Addex Completes Reduction in Nominal Value of Shares

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, July 21, 2022 - Addex Therapeutics Ltd (SIX: ADXN, Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, announced today the reduction of the nominal value of its issued, authorized and conditional share capital from CHF 1.00 to CHF 0.01, following the expiration of a period of two months after the third creditor call in The Swiss Gazette of Commerce in accordance with article 732 of Swiss Code of Obligations. The reduction was accepted by shareholders at the Annual General Meeting held on May 9, 2022. The issued share capital remains at 65,272,952 shares and the authorized and conditional capital remain at 32,636,476 shares, respectively. The revised nominal value of CHF0.01 is expected to become effective on the SIX Swiss Exchange on July 26, 2022.

“The reduction in the nominal value of our shares from CHF 1.00 to CHF 0.01 is an important step to removing technical barriers and ensuring future financing flexibility so we can deliver on the potential of our portfolio of drug candidates,” said Tim Dyer CEO of Addex.

About Addex Therapeutics:
Addex Therapeutics  is a clinical-stage pharmaceutical company focused on the development and Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in a range of indications. Addex's second clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2a proof of concept clinical trial for the treatment of epilepsy. Indivior PLC has licensed Addex’s GABABPAM program for the development of drug candidates, with a focus in substance use disorder. Addex is also advancing a broad preclinical pipeline, which includes GABABPAM, mGlu7NAM, mGlu2NAM, M4PAM, mGlu4PAM and mGlu3PAM. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including in respect of the progress of clinical trials and preclinical studies, including the timing of data read-outs from the ADX71149 epilepsy study, and our intended strategic direction. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2021, as filed with the SEC on March 10, 2022, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.